May 1, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Reynolds
cc:	Ronald E. Alper
cc:	Pamela Howell
cc:	Dee Dee Hurst
cc:	Brigitte Lippmann
cc:	Nasreen Mohammed

Re:	Martin Marietta Materials, Inc.

Registration Statement on Form S-4

Filed March 3, 2014

File No. 333-194288

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 24, 2014

File No. 001-12744

Dear Mr. Reynolds:

We refer to the letter dated March 28, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to (i) Martin Marietta’s Registration Statement on Form S-4, Commission File No. 333-194288 filed on March 3, 2014 (the “Registration Statement”) relating to the proposed business combination transaction involving Martin Marietta and Texas Industries, Inc., a Delaware corporation (“TXI”), and (ii) Martin Marietta’s Form 10-K, Commission File No. 001-12744 filed on February 24, 2014.

Concurrently with this response letter, Martin Marietta is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of Amendment No. 1 and six copies of Amendment No. 1 that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Martin Marietta’s response to each comment. The page numbers in the responses refer to pages in the clean copy of Amendment No. 1, unless otherwise noted.

Registration Statement on Form S-4 filed on March 3, 2014

General

1.	Please file all required exhibits, such as the legal opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: In response to the Staff’s comment, Exhibits 5.1, 8.1 and 8.2 have been filed with the Commission with Amendment No. 1. Exhibits 99.5 and 99.6 are presently being finalized and will be filed as soon as possible so that the Commission will have time to review them before Martin Marietta requests that its registration statement becomes effective.

2.	We note the financial advisors for Martin Marietta and TXI provided oral opinions to the respective boards on January 27, 2014, which were subsequently confirmed in writing. Please provide us supplemental copies of any materials, such as board books, used in their presentations to the board. We may have additional comments after reviewing these materials.

Response: A copy of the joint presentation provided to the Martin Marietta board of directors on January 27, 2014 by J.P. Morgan Securities Inc. (“J.P. Morgan”), Barclays Capital Inc. (“Barclays”) and Deutsche Bank Securities Inc. (“Deutsche Bank” and, collectively with J.P. Morgan and Barclays, the “Martin Marietta Financial Advisors”) has been furnished supplementally to the Staff by Davis Polk & Wardwell LLP, counsel to the Martin Marietta Financial Advisors, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. The Martin Marietta Financial Advisors have requested that such materials be returned promptly to Davis Polk & Wardwell LLP following completion of the Staff’s review thereof. The Martin Marietta Financial Advisor presentation is not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

A copy of the presentation provided to the TXI board of directors on January 27, 2014 by Citigroup Global Markets Inc. (“Citigroup”) has been furnished supplementally to the Staff by Kirkland & Ellis LLP, counsel to Citigroup, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Citigroup requests that such materials be returned promptly to Kirkland & Ellis LLP following completion of the Staff’s review thereof. The Citigroup presentation is not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

3.	Please provide the information required by Item 18(a)(7) of Form S-4 if Martin Marietta’s proxy will not be filed before effectiveness of the Form S-4. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation Question 123.01.

Response: In response to the Staff’s comment, Martin Marietta hereby confirms that its annual proxy statement was filed with the Commission on April 17, 2014.

Summary, page 1

Equivalent and Comparative Per Share Information, page 15

4.	We note that the historical earnings per share data you have presented includes non-continuing operations for Martin Marietta as of December 31, 2013. Please revise to present historical earnings per share from continuing operations for the requisite periods per Item 3(f)(3) of Form S-4.

Response: In response to the Staff’s comment, the applicable disclosure under “Equivalent and Comparative Per Share Information” on page 16 of Amendment No. 1 has been revised.

Martin Marietta Proposal 1 and TXI Proposal 1: The Issuance of Martin Marietta Shares and the Adoption of the Merger Agreement, page 37

Background of the Merger, page 37

5.	Please identify the financial advisor of Martin Marietta whose representative arranged the March 25, 2013 meeting.

Response: In response to the Staff’s comment, the applicable disclosure under “Background of the Merger” on page 37 of Amendment No. 1 has been revised.

6.	On page 38, you state that “the TXI board determined that the indications of interest relating to TXI’s California operations or aggregate operations were unattractive financially and strategically.” Please revise to explain why these indications of interest were unattractive.

Response: In response to the Staff’s comment, the applicable disclosure under “Background of the Merger” beginning on page 38 of Amendment No. 1 has been revised.

7.	Please revise to describe the “non-financial terms” of the transaction first mentioned on page 39.

Response: In response to the Staff’s comment, the applicable disclosure under “Background of the Merger” beginning on page 39 of Amendment No. 1 has been revised.

Summary of Material Joint Analyses, page 55

8.	We are unable to locate the financial estimates for CY2014E and CY2015E EBITDA for both Martin Marietta and TXI as referenced on page 55 and the estimated free cash flows from January 2014 through May 31, 2023. Similarly, we note the use of the estimated present value of the Stand-alone Tax Assets and the Real Estate Proceeds at the bottom of page 58 and the estimates for Operating Synergies and Tax Asset Synergies on page 59. In addition, we are unable to locate the CY2014E EBITDA for MM and TXI referenced on page 66, the estimated free cash flows for fiscal years 2014 through 2018 referenced on page 67, the estimated net revenue, EBITDA, EBIT and net income for calendar years 2013, 2014 and 2015 referenced on page 67. Please revise to disclose these projections or advise.

Response: Amendment No. 1 has been revised to clarify the following with respect to the Martin Marietta Financial Advisors’ joint financial analyses: (i) that references to fiscal year estimates for Martin Marietta are the same as calendar year estimates, as Martin Marietta’s fiscal year ends on December 31, (ii) to include the calendar year EBITDA forecasts for TXI prepared on behalf of Martin Marietta’s management based on the fiscal year (ending 5/31) internal financial forecasts for TXI that were prepared by Martin Marietta’s management and provided to the Martin Marietta Financial Advisors (which revised disclosure can be found on page 82 of Amendment No. 1), (iii) to disclose the estimated unlevered free cash flows for Martin Marietta for the period from January 1, 2014 through December 31, 2023 and TXI for the period from January 1, 2014 through May 31, 2023 as calculated by the Martin Marietta Financial Advisors (which revised disclosure can be found on pages 81 and 82 of Amendment No. 1) and (iv) to disclose the calculated ranges of the estimated present values of the Stand-alone Tax Assets, the Real Estate Proceeds, the Operating Synergies and the Tax Asset Synergies (which revised disclosure can be found on pages 60 and 61 of Amendment No. 1).

Amendment No. 1 has been revised to clarify the following with respect to Citigroup’s financial analyses: (i) to include the calendarized EBITDA forecasts for TXI for the calendar years ended December 31, 2013E-2015E (which revised disclosure can be found on page 83 of Amendment No. 1), (ii) to disclose the estimated unlevered free cash flows for TXI for the fiscal years ended May 31, 2014E-2018E (which revised disclosure can be found on page 84 of Amendment No. 1), (iii) to clarify that references to net sales for Martin Marietta are the same as net revenues (which revised disclosure can be found on page 81 of Amendment No. 1) and (iv) to include the estimated EBIT for Martin Marietta for FY/CY 2014E-2018E (which revised disclosure can be found on page 82 of Amendment No. 1) and estimated net revenue, EBIT and net income for TXI for CY 2013E-2015E (which revised disclosure can be found on page 84 of Amendment No. 1). All EBITDA forecasts for Martin Marietta can be found in the section entitled “Certain Martin Marietta Forecasts” beginning on page 80 of Amendment No. 1. Amendment No. 1 has also been revised to disclose the estimated free cash flows for Martin Marietta calculated by Citigroup based on the Provided Forecasts (which term is defined on page 43 of Amendment No. 1), which revised disclosure can be found on page 81 of Amendment No. 1.

Martin Marietta respectfully advises the Staff that it has not revised Amendment No. 1 to include estimated net income for Martin Marietta. Martin Marietta believes that the Registration Statement includes the material line items used by the Martin Marietta Financial Advisors and Citigroup in their respective financial analyses and that the disclosure under “Certain Martin Marietta Forecasts” provides investors with the information necessary to evaluate the financial analyses presented. Martin Marietta also respectfully advises the Staff that it has not revised Amendment No. 1 to include estimated net revenue, EBITDA and EBIT for Martin Marietta for fiscal year 2013. Martin Marietta believes that the inclusion of 2013 estimates would be confusing to investors, given that financial results for the fiscal year ended 2013 have already been made public and filed with the Commission and that estimates only accounted for three months of the forecasted period.

Public Trading Multiple Analysis, page 56

9.	Please discuss with greater specificity the criteria used to determine the comparable companies used in this analysis. In this regard, disclose the methodology and criteria used to select these companies. Further, please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. Similarly revise the disclosure on page 66.

Response: Martin Marietta has been advised by the Martin Marietta Financial Advisors that the companies used in this analysis by the Martin Marietta Financial Advisors were chosen based on product mix, lines of business and exposure to the U.S. market. J.P. Morgan and Deutsche Bank excluded certain companies considered by Barclays due to lower exposure to the U.S. market. Martin Marietta has been advised by Citigroup that Citigroup did not select the following publicly traded companies in the heavyside building materials industry for purposes of its selected companies analysis: GCC, Buzzi Unicem, Italcementi Group, Titan Cement and Vicat. Citigroup did not select such companies because they do not have significant operations in the United States relative to the companies that Citigroup did select for its analysis. In addition, the companies that were not selected by Citigroup each had relatively large private or insider ownership which, in Citigroup’s view, distorts the valuation analysis with respect to such companies. In response to the Staff’s comment, the applicable disclosures under “Public Trading Multiple Analysis” and “Selected Public Company Analysis” beginning on page 58 and page 68 of Amendment No. 1, respectively, have been revised. Martin Marietta respectfully advises the Staff that the disclosure as amended provides investors the information necessary to understand the selection process and that investors are therefore in a position to determine for themselves whether they wish to consider other companies.

Discounted Cash Flow Analysis Including Synergies, page 59

10.	Please revise to provide additional details regarding how the financial advisors arrived at the various discount rates and perpetual growth rates used in this discounted cash flow analysis and explain why the rates differ from the analysis excluding synergies.

Response: Martin Marietta has been advised by the Martin Marietta Financial Advisors that each of the Martin Marietta Financial Advisors estimated the same range of discount rates for the Operational Synergies and the Tax Asset Synergies as they estimated for Martin Marietta’s standalone unlevered free cash flows. Each of the Martin Marietta Financial Advisors calculated a perpetual growth rate expected to be achieved for the Operational Synergies, which was slightly more conservative than the growth rate estimated for the overall operations of the business of Martin Marietta because the Operational Synergies are mainly cost-related. Accordingly, Martin Marietta respectfully advises the Staff that the disclosure in the Registration Statement provides investors with the information necessary to understand how the financial advisors arrived at the discount rates and perpetual growth rates used in the discounted cash flow analysis.

Precedent transaction multiples, page 61

11.	Please explain why the first analysis under this heading was not meaningful.

Response: Martin Marietta has been advised by J.P. Morgan that it reviewed the analyses under the first sub-bullet under the heading “Precedent transaction multiples” for reference purposes only, and determined not to rely on such analyses for valuation purposes, due to the highly cyclical nature of the business and a shortage of relevant precedent transactions announced during a corresponding point in the cycle. The disclosure on page 63 of Amendment No. 1 has been revised in response to the Staff’s comment and to make a similar clarification with respect to Barclays’ analyses under the second sub-bullet under the same heading.

Pro forma financial analysis, page 68

12.	Please revise to clarify the reference to “deal-related intangibles.”

Response: In response to the Staff’s comment, the applicable disclosure under “Pro Forma Financial Analysis” on page 70 of Amendment No. 1 has been revised.

Quantification of Potential Payments and Benefits to TXI’s Named Executive Officers in Connection with the Merger, page 71

13.	Please revise footnote one to quantify each separate form of compensation included in the aggregate total reported. See Instruction 4 to Item 402(t)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the applicable disclosure under “Quantification of Potential Payments and Benefits to TXI’s Named Executive Officers in Connection with the Merger” beginning on page 73 of Amendment No. 1 has been revised.

Certain Martin Marietta Forecasts, page 78; Certain TXI Forecasts, page 80

14.	We note the disclaimer by the issuer at the bottom of page 81 relating to the internal financial forecasts. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response: In response to the Staff’s comment, the applicable disclosure under “Certain Martin Marietta Forecasts” and “Certain TXI Forecasts” on page 81 and page 84 of Amendment No. 1, respectively, has been revised.

Litigation Related to the Merger, page 82

15.	Please provide us a copy of the complaint related to the merger.

Response: Concurrent with the filing of this response letter, Cravath, Swaine & Moore LLP will provide hard copies of the complaint under separate cover. Please also note that the disclosures under “Summary—Litigation Related to the Merger” and “Litigation Related to the Merger” on pages 9 and 85 of Amendment No. 1, respectively, have been revised to reflect the filing of an amended complaint after the date that the Registration Statement was filed.

The Merger Agreement, page 82

16.	Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response: In response to the Staff’s comment, the applicable disclosure under “The Merger Agreement” beginning on page 85 of Amendment No. 1 has been revised.

Unaudited Pro Forma condensed Combined Consolidated Financial Information, page 102

Unaudited Pro Form Condensed Combined Consolidated Statement of Earnings, page 104

17.	In the pro forma statement of earnings, please delete basic and diluted (loss) per share of $ (0.35) for Texas Industries, Inc.

Response: In response to the Staff’s comment, basic and diluted (loss) per share of $(0.35) for TXI has been deleted from Martin Marietta’s unaudited pro forma condensed combined consolidated statement of earnings on page 107 of Amendment No. 1.

Note 2. Basis of Pro Forma Presentation, page 106

18.	We note your disclosure that estimated transaction costs have been excluded from the pro forma financial statements. Please disclose the estimated direct incremental costs of the transaction. Please tell us if you have recorded any direct costs in your income statement during the year ended December 31, 2013 and how you considered adjusting your income statement for these non-recurring costs. Refer to Rule 11-2(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the applicable disclosures under “Note 2. Basis of Pro Forma Presentation” and “Unaudited Pro Forma Condensed Combined Consolidated Statement of Earnings” on page 109 of Amendment No. 1 has been revised.

Note 5. Adjustments to Pro Forma Financial Statements, page 109:

19.

With regard to adjustment (j), we note you adjusted TXI’s inventory to fair value. Based on your disclosure on page 107, it appears such adjustment was determined based on disclosures obtained from TXI’s November 30, 2013 Quarterly Report and TXI’s 2013 Annual Report. Please tell us how this adjustment was determined. Additionally, please revise your disclosure to clearly explain the assumptions involved in determining your pro forma adjustments.

Response: Martin Marietta did not have full access to competitively sensitive information in TXI’s books and records to prepare the pro forma financial statements. Therefore, the estimated fair value of TXI’s inventory was based on disclosures in TXI’s public filings and Martin Marietta’s experience in applying Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”) for inventory acquired in a business combination. TXI’s Form 10-Q for the quarter ended November 30, 2013 discloses finished products, work in process and raw material inventories, excluding natural aggregate inventories, are valued using the last-in, first-out, or LIFO, method and the LIFO reserve is $21.0 million at November 30, 2013. Natural aggregate finished products, raw material, and parts and supplies inventories are valued using the average cost method.

To estimate the fair value of inventory, Martin Marietta added the LIFO reserve to TXI’s carrying value detailed in Note 3 of the Form 10-Q to estimate replacement cost of inventories, excluding natural aggregate finished products, raw material, and parts and supplies. The average and replacement costs of inventories were then written up to fair value using TXI’s historical gross margins to estimate the average selling price of product inventories. Average selling prices were reduced by estimated incremental costs related to completing the manufacturing process (for work in process inventories), Martin Marietta selling effort, and a reasonable profit on these manufacturing and selling efforts. Martin Marietta estimated an inflationary markup of average cost to convert carrying value to fair value for raw materials and parts and supply inventories.

In response to the Staff’s comment, the applicable disclosure under “Note 5. Adjustments to Pro Forma Financial Statements” beginning on page 112 of Amendment No. 1 has been revised

20.	We note adjustment (n) in which you are recording $200 million of other intangible assets as a pro forma balance sheet adjustment. Please clearly disclose a description of the intangible assets, how this adjustment was determined and assumptions involved in determining this amount.

Response: Martin Marietta did not have full access to competitively sensitive information in TXI’s books and records to prepare the pro forma financial statements. Therefore, Martin Marietta considered purchase price allocations from other acquisitions it consummated during the last several years. While amounts allocated to other identifiable intangible assets varies by transaction, an initial estimate of $200 million, which was approximately 8% to 10% of total estimated purchase consideration at the time of the initial negotiations, was deemed reasonable. $200 million is consistent with the amount used by the Martin Marietta Financial Advisors in their financial analyses that supported their fairness opinions for this proposed transaction. Furthermore, Martin Marietta believed 8% to 10% was a reasonable range based on its experience with other transactions. The estimated fair value of other intangibles is not affected by changes in Martin Marietta’s stock price. However, the estimated goodwill to be recognized on the transaction is affected by changes in the stock price used to prepare the pro forma financial statements.

Martin Marietta anticipates other identifiable intangible assets will include permits, water rights, customer relationships and noncompetition arrangements. Until further analysis is performed, Martin Marietta expects permits and water rights to have the majority of the value assigned to other identifiable intangible assets.

To estimate a weighted-average useful life of the intangible assets, management considered the operations of TXI, the majority of which are related to the ready mixed concrete and cement product lines. These operations typically do not have life-limiting circumstances and, as a result, intangible assets can have useful lives ranging from 40 to 50 years. In Martin Marietta’s experience, permits are typically renewable without any significant cost and uncertainty. Further, water rights typically are indefinite-lived assets. Customer relationships and noncompetition agreements typically have shorter useful lives, but also have a corresponding lower fair value. Giving consideration to these factors, Martin Marietta believes a weighted-average life of 45 years is a reasonable initial estimate until further evaluation of other identifiable intangible assets is performed.

In response to the Staff’s comment, the applicable disclosure under “Note 5. Adjustments to Pro Forma Financial Statements” on page 114 of Amendment No. 1 has been revised

Annex A

21.	Please file all material exhibits, schedules and/or attachments to the agreement and plan of merger. For example, we note the references to Exhibits A and B. In addition, please include in the Annex a list briefly identifying the contents of all omitted schedules, including the disclosure letters, together with the agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, Exhibits A and B have been filed with the Commission with Amendment No. 1 and Annex A of Amendment No. 1 has been revised to include the requested list and agreement.

Undertakings, page II-3

22.	Please include the Item 512(a)(6) undertaking of Regulation S-K.

Response: In response to the Staff’s comment, the applicable disclosure under “Undertakings” on page II-4 of Amendment No. 1 has been revised.

Exhibits

23.	We note that the consent to the inclusion of the fairness opinion and the disclosure in the Form S-4 relating to that fairness opinion as it relates to Deutsche Bank, exhibit 99.2, does not cover any amendments to the registration statement. Please include a revised, updated consent with your amendment.

Response: Amendment No. 1 includes an updated consent from Deutsche Bank. Martin Marietta will provide current consents from each of the Martin Marietta Financial Advisors in any amendments filed.

Exhibits 15.1, 23.4 and 23.5

24.	Please provide a current consent, as applicable, from your independent accountants in any amendment filed.

Response: Amendment No. 1 includes current consents from Martin Marietta’s and TXI’s independent accountants. Martin Marietta will include current consents from the independent accountants in any amendments filed.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.01

Consolidated Balance Sheets, page 11

25.	Please tell us and revise in future filings whether any elements of other current liabilities exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please provide us your revised disclosure.

Response: In accordance with Rule 5-02(20) of Regulation S-X, Martin Marietta reviewed the components of other current liabilities and no item exceeded $10,527,000, or 5 percent of total current liabilities of $210,549,000.

Note A. Accounting Polices, page 14

Earnings Per Common Share, page 19

26.	Please disclose the information required by ASC 260-10-50-1(c) as it relates to securities that were not included in the computation of diluted earnings per share. Please provide us your revised disclosure to be included in future filings.

Response: For Martin Marietta’s diluted earnings per share calculation for the year ended December 31, 2013, there were 46.3 million weighted-average common shares outstanding. The effect of 667,000 dilutive employee and director stock-based awards, using the treasury stock method, increased basic weighted-average common shares outstanding by 121,000. Martin Marietta evaluated the requirements of ASC 260-10-50-1(c) and 437,000 anti-dilutive stock options are outstanding at December 31, 2013, that could potentially dilute earnings per share in future periods. If these awards become dilutive in future periods, the impact is not expected to be material to earnings per diluted share after applying the treasury stock method. Based on its assessment of immateriality, Martin Marietta does not believe the disclosure regarding anti-dilutive stock awards is material. However, management will continue to assess the materiality of these awards and will make the disclosure in the future if material.

Note I. Income Taxes, page 24

27.	We note your disclosure that in August 2013 you filed amended tax returns and paid the taxes due to settle the Canadian Advance Pricing Agreement (APA). We also note current foreign tax expense of $0.9 million and $4.1 million for the year ended December 31, 2013 and 2012 respectively primarily related to the estimated settlement of the APA. Please clarify the amounts you had estimated, the amount of the settlement and the total amount of taxes paid to settle the APA. Please provide us your revised disclosure to be included in future filings.

Response: The Canadian Advance Pricing Agreement (APA) was entered into to establish transfer prices for intercompany shipments between Canada and the United States. The amounts Martin Marietta estimated and settled for and the total amount of taxes paid to (refunded from) each government are as follows:

	Canadian Government	United States Government
Estimated assessment (refund) as of:
December 31, 2012	$8,071,000	$(8,465,000)
March 31, 2013	$8,459,000	$(8,885,000)
Actual settlement	$8,461,000	$(8,885,000)
Taxes and related interest paid (refunded) related to settlement	$4,541,000	$(9,285,000)

The taxes paid to the Canadian government reflect Martin Marietta’s use of net operating loss and tax credit carryforwards. Additionally, the payments and refunds to both governments reflect the impact of estimated interest.

Martin Marietta will present the following disclosure to discuss the APA in future filings:

In 2013, Martin Marietta entered into Advance Pricing Agreements (“APA”) with the United States and Canadian taxing authorities covering intercompany shipments during the years 2005 through 2011. The adjustments on the Canadian APA resulted in additional tax assessments totaling $8,461,000 which was partially offset by the utilization of net operating loss and tax credit carryforwards totaling $5,468,000. In addition, Martin Marietta has accrued interest payable in the amount of $1,548,000 for the expected interest assessment by the Canadian taxing authority. Amended returns were also filed in the United States which resulted in gross federal and state refunds of $10,239,000, of which $8,885,000 relates to compensating adjustments on the United States APA. In addition, Martin Marietta accrued net interest receivable of $400,000 for the United States amended returns.

In 2012, Martin Marietta anticipated entering into APAs covering the years 2007 through 2011, and at that time estimated the tax assessment under the Canadian APA to be $8,017,000, and estimated the tax refunds receivable under the United States APA to be $8,465,000. For the year ended December 31, 2012, the current federal tax benefit is primarily attributable to the estimated settlement of the APA and a refund related to the 2006 tax year.

For the years ended December 31, 2013, 2012 and 2011, foreign pretax loss was $10,227,000, $5,473,000 and $12,897,000, respectively. In 2013, current foreign tax expense was $972,000, which reflected $1,065,000 attributable to the settlement of the Canadian APA. In 2012, current foreign tax expense of $4,062,000 of which $3,476,000 related to the estimated settlement of the APA.

Note K. Stock-Based Compensation, page 32

28.	We note your disclosure on page 32 that you have granted certain restricted stock awards with market conditions. Please disclose the information required by ASC 718-10-50-2(g) as it relates to your granted restricted stock awards with market conditions. Please provide us your revised disclosure to be included in future filings.

Response: Martin Marietta does not have any restricted stock awards with market conditions outstanding at December 31, 2013. Martin Marietta’s Management Development and Compensation Committee of the Board of Directors uses Martin Marietta’s common stock performance as a factor in determining the level of certain restricted stock awards. However, once the award is made, the number of units is fixed and only requires continuous employment from the employee to vest (service-based vesting only). There are no market conditions that affect the vesting of these awards.

If Martin Marietta makes any restricted stock awards with market conditions in future periods, a disclosure will be included to describe the conditions. Further, Martin Marietta will revise its future disclosure related to restricted stock awards as follows:

Martin Marietta grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee Board of Directors. The number of certain restricted stock awards is based on specific common stock performance criteria over a specified historical period of time. However, once awarded, only continued service is required of the employees for these restricted stock awards to vest. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee Board of Directors vest immediately.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Current Market Environment and Related Risks, page 73

29.	We note your disclosure on page 73 that there is a risk of long-lived asset impairment at temporarily idled locations. We also note that you continue to depreciate these assets and also believe that the useful life of the equipment is extended. Please provide the following:

(a)	Please disclose the number of locations, the idle time period and the amount of long-lived assets;

(b)	Discuss how you tested the recoverability of these assets and when management assumes that these locations will be re-opened; and

(c)	Further explain your depreciation policy associated with these assets and provide a basis in the accounting literature.

Response: Martin Marietta manages its operations through a series of operating districts, which generally includes a range of 12 to 15 quarries. The general manager of each district has oversight responsibility for the operations, including the determination of which operations are producing at a given time, which is based on product demand. A common industry practice, especially during the trough period of the construction cycle, is to temporarily idle certain operations as a component of cost control. For example, in certain geographies, management creates production “super crews” that work at various locations within a district or defined area. A crew may produce stone three days per week at one quarry and the other two workdays at another quarry within the same district. Further, occasional sales activity may continue at temporarily-idled locations utilizing only loader operators and scale personnel. Additionally, many operating permits require periodic activity to remain valid, including production, sales, grading and/or certain other activities. Based on the lead time and difficulty to initially obtain operating permits, and the increasing likelihood operating permits may not reissued if they become invalidated, Martin Marietta performs the necessary activities to comply with permit requirements.

When locations are temporarily idled, mobile machinery and equipment are often transferred among operations within a district, or to other districts, particularly when locations need additional fixed assets to support increased production and sales absorbed from temporarily idled facilities.

Based on management decisions at the district level, as of December 31, 2013, Martin Marietta had 22 locations out of nearly 300 that were temporarily idled. Several of these locations have since been reopened and, as of March 31, 2014, there were 14 locations temporarily idled with two operations scheduled to reopen during the second quarter of 2014. The remaining 12 locations were initially idled at various times from 2006 to 2013. Of the 12 locations, six have been temporarily idled for three years or less. All temporarily idled facilities are expected to be wholly reopened when area demand increases to a level where it is economically viable to operate the facilities. While reopening locations is made on an operation-by-operation basis, for the 10 operations that were recently reopened, nine were temporarily idled for three years or less.

When assessing recoverability of assets held at temporarily idled locations, management considers the different categories of assets, including land improvements, mineral reserves and interests and machinery and equipment. Land improvements have useful lives up to 60 years and Martin Marietta expects to reopen all currently idled facilities during the remaining useful life. Temporarily idled facilities do not typically extend the useful lives of land improvements as these assets are not typically tied to hours of usage and, therefore, depreciation of these assets continues. The recoverability of land improvements is typically substantiated with the estimated fair value of the related land. Historically, Martin Marietta has recorded gains on sales of land from appreciation during its ownership. In fact, land surrounding fully depleted quarries has been valuable when sold to residential developers or for use as water reservoirs.

Mineral reserves and interests for proven and probable reserves are depleted on a units-of-production method on a quarry-by-quarry basis and are not depleted when quarries are temporarily idled. Based on historical experience, reserves are expected to generate positive cash flows and substantiate the recoverability of the carrying value of these assets.

The useful lives of machinery and equipment are most affected by hours of use. Therefore, if temporarily idled, the useful lives of these assets are typically extended. However, as management uses these assets to perform periodic activity to keep permits valid, the continuation of normal depreciation is deemed reasonable, immaterial and conservative. The carrying value of machinery and equipment at temporarily idled facilities is approximately $1,400,000 or 0.2% of the carrying value of machinery and equipment at December 31, 2013.

The useful life of buildings is typically not extended during periods when operations are temporarily idled and depreciation continues. The carrying value of buildings at temporarily idled facilities is clearly immaterial at less than $400,000, or 1.0% of the carrying value of buildings at December 31, 2013.

Management believes the continuation of deprecation for land improvements, buildings and machinery and equipment complies with ASC 360-10, which requires that cost be spread over the expected useful life of assets in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the assets.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact George F. Schoen at (212) 474-1740.

[remainder of the page intentionally left blank]

Very truly yours,

/s/ George F. Schoen
George F. Schoen